Stevens & Lee

Lawyers & Consultants

111 N. Sixth Street

P.O. Box 679
Reading, PA 19603
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial: (610) 478-2242
Email: wrk@stevenslee.com
Direct Fax: (610) 236-4176

September 18, 2018

Ada D. Sarmento

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Federal Life Group, Inc. DRS Registration Statement on Form S-1 Submitted confidentially on July 24, 2018 CIK No. 0001743886

Dear Ms. Sarmento:

On behalf of Federal Life Group, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated August 22, 2018, related to the above-referenced draft Registration Statement, which was submitted confidentially on July 24, 2018 (the “Draft Registration Statement”). In response to the comments in the Staff’s letter, the Company has revised the Draft Registration Statement, and the Company is submitting via EDGAR Confidential Draft No. 2 of the Registration Statement (the “Confidential Draft No. 2”) together with this response letter on a confidential basis. We are sending to you and Ms. Jaskol a separate package by Federal Express that includes courtesy copies of Confidential Draft No. 2 and copies of Confidential Draft No. 2 marked to show the changes made since the filing of the Draft Registration Statement.

The Company has reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses are to the prospectus included in Confidential Draft No. 2 (the “Prospectus”).

Cover Page

1.	We note that Insurance Capital Group, LLC (ICG), has agreed to purchase at least the number of shares as would cause at least the minimum number of shares to be sold, and therefore it is guaranteed that you will meet the minimum in this offering and the offering will close, provided you meet the other conditions of the offering. Please clearly state this fact on your cover page and elsewhere throughout the registration statement that you discuss the minimum amount of the offering, the standby stock purchase agreement, and the release of funds from escrow. Your disclosure should make clear to investors that the level of sales in the offering will not impact the closing of the offering because of ICG’s commitment to purchase the minimum. Please also disclose here and in a risk factor that the sale of sufficient shares to meet the minimum does not indicate that sales have been made to investors who have no financial or other interest in the offering, and that the sale of the specified minimum should not be viewed as an indication of the merits of the offering.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2018

Response: Although ICG has a contractual commitment to purchase any shares necessary to meet the minimum number of shares required to be sold in the conversion offering, there are several conditions to ICG’s obligation to purchase such shares as is disclosed under “The Conversion and Offering — Description of Standby Stock Purchase Agreement — Conditions to Closing” on page 88 of the Prospectus. If any of these conditions are not satisfied, ICG would have the contractual right to not purchase any shares in the conversion offering. The Company has added disclosure on the cover page of the Prospectus and on pages 8, 10, 95, and 96 of the Prospectus stating that if all of the conditions to ICG’s obligation to purchase such shares are satisfied, the sale of the minimum number of shares is guaranteed to occur.

The Company has added disclosure to the cover page of the prospectus to state that the level of sales to eligible members of Federal Life Mutual Holding Company (“Federal Life Mutual”) and other purchasers will not impact the condition to closing that at least 3,400,000 shares must be sold in the offering. The Company has also added disclosure on the cover page of the Prospectus and on page 7 of the Prospectus stating that the sale of sufficient shares to meet the offering minimum of 3,400,000 shares does not indicate that sales have been made to investors who have no financial or other interest in the offering and that the sale of the minimum number of shares should not be viewed as an indication of the merits of the offering. The Company has also added a risk factor to that effect on page 24 of the Prospectus, and the Company has included a cross reference to that risk factor on the cover page of the Prospectus.

2.	Please tell us whether you are registering your issuance of the shares to ICG, whether pursuant to the Standby Stock Purchase Agreement, the exchangeable note, or otherwise, on this registration statement, or if such issuance is a private placement that you will conduct separate from the subscription and community offerings. We may have additional comments after reviewing your response.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2018

Response: The Company is not registering the shares that will be issued to ICG on the registration statement. The issuance of shares to ICG is pursuant to a private placement that was conducted separate from the subscription and community offerings. The negotiations between Federal Life Insurance Company and ICG with respect to the purchase of shares of the Company’s stock began in 2017 and were completed with the execution of the Standby Stock Purchase Agreement among the Company, Federal Life Insurance Company, Federal Life Mutual and ICG dated March 8, 2018 (the “Standby Stock Purchase Agreement”). Accordingly, the private placement was completed on March 8, 2018. ICG was not provided with a copy of the Draft Registration Statement in connection with the solicitation by Griffin Financial Group LLC (“Griffin”) of ICG to act as the standby investor in the conversion offering of Federal Life Mutual.

The Standby Stock Purchase Agreement includes a covenant by the Company to file a resale shelf registration statement covering the shares of Company stock purchased by ICG when the Company is eligible to use Form S-3.

3.	Please clearly disclose here and elsewhere as appropriate, including in the chart on page 6, the anticipated ownership of ICG following completion of the offering and the conversion, including, to the extent accurate, that ICG will own a majority interest. In addition, we note your disclosure on pages 91-92 that the number of shares sold will not exceed 4,600,000 unless there are insufficient shares remaining to permit IGC to purchase 2,800,000 shares. Please tell us whether ICG is guaranteed to own a minimum of 2,800,000 shares and whether the maximum amount of the offering may be increased to the extent there are insufficient shares available for ICG. If so, please clearly disclose this fact and indicate the maximum number of shares you would issue in this situation. Please also reconcile this with your disclosure on page 8 that ICG intends to purchase approximately 2,800,000 shares in the community offering if such shares are available.

Response: The Company has added disclosure on the cover page of the Prospectus and on pages 7 and 27 of the Prospectus and in the chart on page 6 of the Prospectus that the Company estimates that ICG will own a majority of the outstanding shares of the Company upon completion of the offering and the conversion. The Company has revised the disclosure on the cover page and on pages (iii) and 8 of the Prospectus to clarify that the maximum number of shares that can be sold in the offering is 4,600,000 and that the maximum number of shares that can be sold in the offering will not be increased. As discussed in the response to Comment No. 4 below, the Standby Stock Purchase Agreement has been amended and ICG is no longer obligated to purchase at least 2,800,000 shares in the offering. Instead, ICG is obligated to purchase such number of shares as will result in the minimum number of shares being purchased. ICG can purchase in excess of that number of shares, but there is no guaranty that ICG will be able to purchase 2,800,000 shares in the offering.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2018

4.	Given that ICG will purchase a minimum of 2,800,000 shares, please tell us why the offering minimum and maximum, as described under “Offering Summary” assume that ICG purchases 2,700,000 shares.

Response: The Company and Federal Life Mutual Holding Company have entered into amendments to the Standby Stock Purchase Agreement and the Plan of Conversion of Federal Mutual Life Holding Company (the “Plan of Conversion”) that, among other things, (i) deletes the obligation of ICG to purchase at least 2,800,000 shares and (ii) provides that any shares of stock issued to ICG upon the conversion of the $2,000,000 exchangeable note will count towards the minimum number of shares that must be sold in the conversion offering. Appropriate changes to the disclosure in the Offering Summary and the rest of the Prospectus have been made to reflect those changes. Copies of the amendments to the Standby Stock Purchase Agreement and the Plan of Conversion have been filed as exhibits to Confidential Draft No. 2.

5.	We note your disclosure that the plan of conversion is subject to the approval of the Illinois Department of Insurance, and your disclosure on page 87 that you have received all consents and approvals of the Department and any other regulatory body or agency necessary to consummate the transactions contemplated by the standby stock purchase agreement. Please tell us why you do not list the approval of the Illinois Department of Insurance and the approval of ICG’s standby stock purchase agreement as conditions to completion of the offering, both here and elsewhere throughout the document. Please also clearly state throughout the registration statement that your agreement with ICG is subject to approval of the Illinois Department of Insurance, including approval of the ability of ICG to purchase in excess of 5% of the converted stock company.

Response: The Company anticipates that it will receive all approvals necessary to completion of the conversion, including ICG’s acquisition of control of the Company, from the Illinois Department of Insurance before the Company requests that the Registration Statement be declared effective. Because the Company will not distribute a preliminary prospectus and will not commence the offering until the registration statement has been declared effective, the Company has not included the approvals by the Illinois Department of Insurance as a condition to completion of the offering. In the event that the Company decides to proceed with the offering prior to receiving all required formal approvals from the Illinois Department of Insurance, the Company will revise the disclosure in the Prospectus to remove any statement saying that all consents and approvals have been received and to disclose on the cover page of the Prospectus and throughout the Prospectus that completion of the offering is subject to receipt of approval from the Illinois Department of Insurance of both Federal Life Mutual’s Plan of Conversion and the Standby Stock Purchase Agreement, including ICG’s acquisition of control of the Company. The Company has revised the disclosure on page 10 of the Prospectus to state that the Standby Stock Purchase Agreement is subject to approval of the Illinois Department of Insurance, including approval of ICG purchasing more than 5% of the shares sold in the offering.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2018

6.	Please disclose that aggregate purchases by directors and officers and specific strategic investors cannot exceed 700,000 shares.

Response: The Company has revised the cover page of the Prospectus to disclose that aggregate purchases by directors, officers and strategic investors cannot exceed 700,000 shares.

7.	Please disclose that your management and the standby purchaser are likely to seek to delist from trading in the NASDAQ stock market and highlight the substantial limitation on liquidity for shareholders.

Response: The Company has added disclosure to the cover page of the Prospectus stating that the Company’s management and the standby purchaser are likely to seek to delist from trading on the NASDAQ stock market and that such action would materially and adversely affect the liquidity of the Company’s stock.

8.	Please provide us with your analysis as to how the agreement by ICG to purchase the minimum offering amount is in compliance with Exchange Act Rule 10b-9. In your analysis, please also address the loan agreement which you have structured as an exchangeable note such that any outstanding principal balance will convert into shares of common stock that will count toward the minimum amount needed to complete the offering.

Response: The Company has considered the provisions of Exchange Act Rule 10b-9 and Exchange Act Release 11532 and does not believe that the purchase of shares by ICG in the offering violates the provisions of Rule 10b-9 or the policy objective that Rule 10b-9 is designed to address. Rule 10b-9 requires that all securities sold in a “part or none” best efforts offering such as the Company’s conversion offering are not considered sold “unless all of the securities required to be placed are sold in bona fide transactions and fully paid for.” ICG has advised the Company that ICG a bona fide investor that is purchasing shares of the Company’s stock for investment and with no view to resell such shares. Except for the Standby Stock Purchase Agreement, ICG has no relationship with the Company or any of its officers, directors or affiliates and is completely independent of the Company and its affiliates.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2018

All of the shares purchased by ICG in the offering, including the shares issued upon the conversion of the exchangeable note will be fully paid for upon completion of the offering. ICG will be required to deposit cash and deliver the exchangeable note into the escrow account established with Computershare Trust Company, N.A. in order to purchase shares in the offering. This will occur prior to completion of the closing of the offering. With respect to the exchangeable note, the obligor under such note is the Company, not the promoter or investor. This is the reverse of the sham transaction Rule 10b-9 was designed to address in which the promoter or investor pays for its purchase of stock by delivering a note in which it is the obligor. The shares issued upon the conversion of the exchangeable note will be fully paid for because ICG will be cancelling any outstanding principal balance owed by the Company to ICG under the exchangeable note in exchange for the issuance of shares of the Company’s stock at the price of $10.00 per share, which is the same price at which the shares are being sold in the offering. This has the same financial effect as if ICG paid the purchase price for such shares in cash into the escrow account and then the Company repaid the outstanding principal balance of the exchangeable note immediately after the closing of the offering.

Prospectus Summary, page 1

9.	Please include a materially complete description of the business of ICG, including its date of formation, operating history, controlling members or management, and current business operations. Please ensure your description explains why you believe that you will benefit from the standby purchaser’s knowledge and experience in the life insurance industry and that its resources may help you develop your distribution strategy and grow your business in the middle market.

Response: The Company has added disclosure on page 9 of the Prospectus that describes the business of ICG, including its date of formation, operating history and controlling members and management. The disclosure includes an explanation of the knowledge and experience of the members and management of ICG in the life insurance industry and why the Company believes that ICG’s experience and resources will help the Company develop its distribution strategy and grow its business in the middle market.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2018

10.	Please add a materially complete discussion of the control position held by ICG following completion of the offering and the conversion, including the expected percentage of stock ownership, ICG’s board designees, its agreement to vote for all board designees of the company and for any proposal presented at any meeting of the company, the entitlement to preemptive rights, a description of ICG’s ability to control corporate actions of the company, as described on page 90, and restrictions on use of the net proceeds of the offering. Please also clearly state the conflicts of interest of between ICG and purchasers in the offering. Please include similar disclosure in your related risk factor on page 25.

Response: The Company has added disclosure on page 8 of the Prospectus that discusses the control position that the Company expects ICG to hold following completion of the offering, including the approximate percentage of the Company’s outstanding shares that ICG is anticipated to own. The added disclosure also includes a discussion of (i) ICG’s board nominees, (ii) its agreement to vote for all board nominees of the Company and any proposal of the Company’s board of directors presented at any meeting of the shareholders of the Company, (iii) ICG’s contractual right to exercise preemptive rights, and (iv) ICG’s ability to control corporate actions of the Company, including the restrictions on the use of net proceeds of the offering. The added disclosure also states that conflicts of interest may exist between the purchasers in the offering and ICG. The Company has added similar disclosure to the related risk factor on page 27 of the Prospectus.

Implications of Being an Emerging Growth Company, page 4

11.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company is providing supplementally to the Commission copies of the Confidential Information Memorandum that the Company provided to three potential strategic investors. The Confidential Information Memorandum was provided to such investors on August 15, 2018. No other written communications, as defined in Rule 405, were presented to potential investors by the Company or anyone authorized to do so on behalf of the Company.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2018

Our Companies, page 5

12.	Please disclose that Federal Life Group, Inc. is a newly created Pennsylvania corporation organized to be the stock holding company for Federal Life Mutual following the mutual-to-stock conversion.

Response: The Company has revised the disclosure on page 5 of the Prospectus to disclose that Federal Life Group, Inc. is a newly created Pennsylvania corporation organized to be the stock holding company for Federal Life Mutual following the conversion.

Our Structure Following the Conversion, page 6

13.	Please revise the structure to indicate the percentage that will be held by officers and directors of Federal Life Mutual and the percentage that will be held by employees of Federal Life Mutual.

Response: Although it is impossible to know the actual percentage of shares that will be held by officers and directors of Federal Life Mutual and the percentage of shares that will be held by employees of Federal Life Mutual, the Company has revised the disclosure on page 6 of the Prospectus to disclose the approximate percentages that that the Company estimates will be owned by those two groups. Please note that under the terms of the Standby Stock Purchase Agreement the total number of shares that directors, officers, and employees may purchase in the aggregate (including any shares purchased by any strategic investors) is limited to 700,000 shares, which would be 20.6% if the minimum number of shares is sold in the offering.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2018

Use of Proceeds, page 30

14.	We note your disclosure that a large portion of your net proceeds will be used for general corporate purposes. Please note that pursuant to the requirements of Item 504 of Regulation S-K, where a registrant has no current specific plan for the proceeds, or a significant portion thereof, the registrant shall so state and discuss the principal reasons for the offering. Please revise this section accordingly.

Response: The Company has revised the disclosure on pages 13 and 33 of the Prospectus under the heading “Use of Proceeds” to state that the Company has no current specific plan for use of the proceeds of the offering other than as described in that section and that the principal reason for the offering was to raise additional capital for Federal Life Insurance Company to support its growth and new product offerings.

Please note that under the Illinois mutual-to-stock conversion statute, the Plan of Conversion must provide that the total price of the stock to be issued in the conversion offering is equal to the estimated pro forma market value of the converted insurance company. Accordingly, the amount of the offering is established by the independent valuation required by the conversion statute. The Company does not have the discretion to sell shares at an aggregate price less than the minimum of the range established by the independent valuation.

Unaudited Pro Forma Financial Information, page 33

15.	Please represent to us that if your Plan of Conversion changes to include a closed block that you will revise your pro forma footnotes to include a description of the closed block and the other footnote disclosures outlined in ASC 944-805-50-2 through 50-3 on a pro forma basis for the assets and liabilities you anticipate assigning to the closed block. In addition, in such a case please revise your Management’s Discussion and Analysis to discuss the impact of this known contingency on your future results of operations, financial condition and liquidity.

Response: Federal Life Mutual was formed in 2016. In connection with the formation of the mutual holding company, the relevant statute requires formation of a closed block unless waived by the Illinois Insurance Department. In that transaction, the Department did waive the formation of a closed block because of the de minimis amount of participating life insurance policies. The Company has requested that a similar waiver be granted in connection with the conversion of Federal Mutual Life, and it expects that this waiver will be granted. Although the Company does not anticipate being required to establish a closed block, if the Plan of Conversion changes to include a closed block, the Company will revise the pro forma footnotes in the section of the Prospectus titled “Unaudited Pro Forma Financial Information” to include a description of the closed block and the assets and liabilities assigned to the closed block. In addition, if the Company is required to establish a closed block, the Company will revise the Management’s Discussion and Analysis to discuss the impact of that contingency on the Company’s future results of operations, financial condition and liquidity.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2018

Management’s Discussion and Analysis
Critical Accounting Policies, page 43

16.	You state on pages 45-47 that deferred policy acquisition costs, future policy benefit reserves, and income taxes require significant/considerable judgment and have inherent uncertainty. Please disclose how accurate your estimates have been in the past and whether they are reasonably likely to change in the future.

Response: The Company has added disclosure on page 50 of the Prospectus to disclose how accurate the Company’s estimates regarding deferred policy acquisition costs, future policy benefit reserves and income taxes have been in the past and whether they are reasonably likely to change in the future.

Marketing Arrangement, page 96

17.	We note your disclosure that you will pay a commission of 2% in the subscription and community offerings, and 6.5% in any syndicated community offering. Please tell us how your community offering differs from your syndicated community offering. Please also reconcile this with your disclosure elsewhere that the 6.5% commission applies only to shares sold to the standby purchaser.

Response: Because the standby purchaser has agreed to purchase such number of shares as is required for the Company to sell at least the minimum number of shares required by the plan of conversion of Federal Life Mutual Holding Company, the Company does not expect to engage in a syndicated community offering. When the Company entered into the engagement letter with Griffin, they included the 6.5% commission for a syndicated community offering in the event that it was necessary for the Company to engage in a syndicated community offering in order to meet the minimum of the offering range.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2018

Federal Income Tax Considerations, page 103

18.	Please tell us why you do not address tax consequences of U.S. persons that purchase shares of common stock in the subscription offering or in the community offering.

Response: The Company has added disclosure on page 108 of the Prospectus addressing the material U.S. federal income tax consequences to U.S. persons other than eligible members who purchase shares in the offering.

Management, page 107

19.	Please disclose when Mr. Popoli and Mr. Huff founded ICG.

Response: The Company has added disclosure on page 110 of the Prospectus stating when Mr. Popoli and Mr. Huff founded ICG.

Notes to the Financial Statements
6. Fair Value of Financial Instruments
Fixed maturity and equity securities, page F-19

20.	You state that the fair values were determined by an independent pricing service and are downloaded from Clearwater Analytics. It is not clear what valuation technique and inputs you used. Please disclose for each “class” of fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement for Level 2 and Level 3 instruments pursuant to ASC 820-10-50-2bbb. Also please clarify in the filing how you validated the fair values received from the independent pricing service.

Response: The Company believes that the information in Note 6 on pages F-19 to F-22 adequately discloses the valuation techniques and inputs used in the measurement of fair value for Level 2 and Level 3 instruments pursuant to ASC-920-10-50-2bbb. Valuation techniques are described at the top of page F-20 and inputs used for each “class” of fixed maturities for Level 2 are found in the last section on page F-20. The Company does not hold any Level 3 fixed income securities. Level 3 equity securities are discussed on the top of page F-21 and quantitative information about the significant unobservable inputs used in the fair value measurement is found in the table on page F-22.

The Company has added disclosure to Note 6 to its financial statements as of and for the year ended December 31, 2017 stating how it validates the fair values it receives from the independent pricing service.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2018

Policyholder’s Equity - Statutory Capital and Surplus, page F-29

21.	Please provide the following disclosures:

•	Disclose the amounts of restricted net assets as of December 31, 2017 or otherwise disclose how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X and ASC 944-505-50-1c.

•	Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

Response: The Company has revised Note 19 to its audited financial statements as of and for the period ended December 31, 2017, to include the disclosures requested above.

Signatures, page II-4

22.	We note that your officers and directors signed the registration statement on May 24, 2018, but the registration statement was not submitted until July 24, 2018. When you make your first public filing and for all amendments thereafter, please make sure that the signatories sign on the most recent practicable date to the date of the filing.

Response: When the Company files the first registration statement that is filed on a non-confidential basis, the Company will have the officers and directors sign such registration statement on the most recent practical date to the date of such filing.

Exhibits

23.	Please file execution versions with conformed signatures of Exhibits 4.2, 10.5 and 10.7. Please also include the conformed signatures for Federal Life Insurance Company in Exhibit 10.4 and the signature pages with conformed signatures for the executives who are party to each of the executive agreements in Exhibits 10.5 - 10.7.

Response: The Company has filed execution versions of Exhibits 4.2 and 10.4 - 10.7 with conformed signatures with Confidential Draft No. 2.

24.	Please file your escrow agreement as an exhibit to the registration statement.

Response: The Company has filed the escrow agreement as Exhibit 10.9 to Confidential Draft No. 2.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2018

General

25.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company does not intend to use any graphics, visual or photographic information in the final printed Prospectus.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2242 or my colleague Scott H. Spencer at (717) 399-6634.

Sincerely,

STEVENS & LEE

/s/ Wesley R. Kelso

WRK:lic

cc:	Ms. Erin Jaskol (w/enc.)
Mr. William S. Austin
Mr. Anders Raaum
Mr. Jeffrey P. Waldron
Scott H. Spencer, Esq.
Peter Kern, CPA
Joseph Herting, CPA